EXHIBIT 14.1


                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-05670, No. 333-8824 and No. 333-12178) and in
the Registration Statements on Form F-3 (No. 333-12100 and No. 333-12236) of Orckit Communications Ltd. of our reports dated February 22, 2004, relating to the financial statements and financial statement schedule, which appear in this Form 20-F.






Tel-Aviv, Israel                                /s/ Kesselman & Kesselman
    April 19, 2004                         Certified Public Accountants (Isr.)





















Kesselman & Kesselman is a member of PricewaterhouseCoopers International Limited, a company limited by guarantee registered in England and Wales.